October 16, 2007

VIA U.S. MAIL AND FACSIMILE

Brandon J. Cage
Variable Products Counsel
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660-6397

> Re: Pacific Life Insurance Company
> Separate Account A
> Initial Registration Statement on Form N-4
> File Nos. 333-145822 and 811-08946

Dear Mr. Cage:

The staff has reviewed the above-referenced registration statement, which the Commission received on August 31, 2007. Based on your request in the cover letter dated August 31, 2007, we provided the registration statement a selective review. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. Your Right to Cancel ("Free Look") (p. 3)

Please insert a cross-reference to the "Right to Cancel ("Free Look")" section per Guide 7 on Form N-4.

2. Investments ("Purchase Payments") (p. 4)

Please insert a cross-reference to the "Making Your Investments ("Purchase Payments")" section per Guide 7 on Form N-4.

3. Fee Table (pp. 8-10)

 a. Please note in the caption for "Loan Interest Rate" that the rate is a net rate.

 b. Please provide a general description of "Protected Payment Base" and "Guaranteed Income Base" where they appear in footnotes 8 and 11.

 c. Please confirm supplementally that no fund of funds are offered as investment options.

    d.   Please clarify whether there are any riders that may not be in effect at the same time.

    e.   Please add a footnote to the Loan entry that loans are available only with Qualified Contracts.

4. Portfolio Optimization (pp. 16-18)

Please clarify supplementally the discretion of the Adviser to offer a model that varies from the recommendations of the "third-party analytical firm".

5. Withdrawal Charge (p. 24)

Please provide an example of how the charge is applied where there have been premiums paid in more than one year and there are earnings in the account.

6. Annuity Options (p. 29)

Please clarify the meaning of the bullet points beginning "the Annuity Option is elected …" and delete if those bullet points serve no purpose.

7. Spousal Continuation (pp. 31-32)

Please clarify the calculation of "Contract Value" under "Spousal Continuation", specifically, the relationship between the "Add-in Amount" and "Contract Value".

8. Right to Cancel ("Free Look") (p. 38)

    a.   Please resolve the apparent discrepancy in monies to be refunded upon cancellation of the contract when describing additional amounts credited to the contractowner's account and the description which appears in the "Waivers and Reduced Charges" section on page 26.

    b.   Please clarify whether the returned contract must be post-marked or received by the Registrant or its agent by the applicable day.

    c.   Please indicate the accounts in which Purchase Payments are held during the Free Look period.

9. Lifetime Income Rider (p. 41)

The prospectus states that a lifetime benefit may be available after the "Remaining Protected Balance" is depleted. However, the prospectus states on page 39 that the rider guarantees that the owner may withdraw up to the "Protected Payment" amount until the "Remaining Protected Balance" is zero which, as the prospectus notes, is reduced by each withdrawal. Please clarify on page 39 that amounts may be payable after the "Remaining Protected Balance" is depleted.

10. Financial Statements, Exhibits and Other Information

Any financial statements, exhibits and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

11. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to each registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-4644.

Sincerely,

Craig Ruckman
Law Clerk
Office of Insurance Products